[redacted]

06050182

UNITED STATES
\ND EXCHANGE COMMISSION
ashington, D.C. 20549

MAY 31 2006

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-35643

ANNUAL AUDITED REPORT
FORM X-17a-5/A
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

Houlihan Lokey Howard & Zukin Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 Century Park West
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Mavredakis (310) 553-8871
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Avenue	Los Angeles,	California	90071-3462
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Houlihan Lokey Howard & Zukin Capital, Inc. as of and for the year ended December 31, 2005 are true and correct. I further swear (or affirm) that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

L. FEDDER
Commission # 1642728
Notary Public - California
Los Angeles County
My Comm. Expires Feb 2, 2010

Signature

Senior Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
- (x) Notes to Financial Statements
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
- ( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable)
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
- (x) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report (not required)
- (x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers, or provide information relating to possession or control requirements for brokers or dealers.